UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                        SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No.  1  )
                                       -----

                   METROGOLF INCORPORATED    ("MGLF")
---------------------------------------------------------------------
                           (Name of Issuer)


                                COMMON
---------------------------------------------------------------------
                     (Title of Class of Securities)


                          ICN  US  5916741060
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                            (CUSIP Number)


J. D. FINLEY, 1999 Broadway, #2435, Denver, CO 80202 (303) 294-9300
---------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              June 19, 20, 1997
---------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box -----.

Check the following box if a fee is being paid with the statement -----. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the
Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.    ICN US 5916741060
------------------------------

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JOHN W. MCCALL, et al., INVESTMENT GROUP
-----------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   X
                                                 (a)-------
                                                 (b)-------
-----------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------
4.  SOURCE OF FUNDS
                        PF
-----------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)        ------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                       USA
-----------------------------------------------------------
                   7.  SOLE VOTING POWER
NUMBERS OF                297,000
SHARES             ----------------------------------------
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY                       0
EACH               ----------------------------------------
REPORTING          9.  SOLE DISPOSITIVE POWER
PERSON                    297,000
WITH               ----------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                               0
-----------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALY OWNED BY EACH
     REPORTING PERSON
                       297,000
-----------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                    -------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.01 percent
-----------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                    Group, composed of individuals


AMENDMENT NO. 1 TO SCHEDULE 13D
-------------------------------
          EXCEPT AS STATED HEREINBELOW, ALL INFORMATION CONTAINED IN THE SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE
          COMMISSION OR ABOUT APRIL 23, 1997, REMAINS CURRENT.


Item 2.   Identity and Background
---------------------------------
          In addition to those persons listed on the original

Schedule 13D, the following persons are members of the group.

     16.  (a)  Margaret Moore
          (b)  3450 Tripp Rd., Woodside, CA 94062
          (c)  Retired
          (d)  No
          (e)  No
          (f)  U.S.A.

     17.  (a)  Jerry Ivy
          (b)  110 1st St., #201, Los Altos, CA 94022
          (c)  Owner, Auto-Chlor System, Inc.
3400 Thomas Rd., Santa Clara, CA
          (d)  No
          (e)  No
          (f)  U.S.A.

     18.  (a)  Wilbert Kellner
          (b)  863 Oracle Oak, Sunnyvale, CA 94086
          (c)  Retired
          (d)  No
          (e)  No
          (f)  U.S.A.

     19.  (a)  Brooke Hamlin
          (b)  801 Meadowsweet Dr., #R, Corte Madera, CA 94925
          (c)  Secretary, Gordon & Rees, 275 Battery St.,
               San Francisco, CA 94111
          (d)  No
          (e)  No
          (f)  U.S.A.

     20.  (a)  Sandra Marrujo
          (b)  3537 B Chestnut Ave.,Concord, CA 94519
          (c)  Secretary, Gordon & Rees, 275 Battery ST.,
               San Francisco, CA 94111
          (d)  No
          (e)  No
          (f)  U.S.A.

     21.  (a)  Daniel McCall
          (b)  128 Clifford Terrace, San Francisco, CA 94117
          (c)  Accountant, Wilson, McCall & Daoro,
               425 Market St., San Francisco, CA 94105
          (d)  No
          (e)  No
          (f)  U.S.A.

     22.  (a)  Armando Jimenez, Maria Jimenez, and Maria Jimenez
          (b)  629 Garden Creek Pl., Danville, CA 94526
          (c)  Retired
          (d)  No
          (e)  No
          (f)  Mexico

     23.  (a)  Daryush Moassessi
          (b)  2506 Dorset Dr., Torrance, CA 90503
          (c)  Owner, Pacific Premier Services,
               2501 Artesia Blvd., Redondo Beach, CA 90278
          (d)  No
          (e)  No
          (f)  U.S.A.

     24.  (a)  Mary Bazlamit
          (b)  300 Church St., San Francisco, CA 94114
          (c)  Retired
          (d)  No
          (e)  No
          (f)  U.S.A.



Item 3.   Source and Amount of Funds or Other Consideration
----------------------------------------------------------


     8.   Steve D. Burningham and Lisa P. Burningham.  Burningham

          Family Trust.  $79,800.00

     16.  Margaret Moore.  Personal Funds.  $27,154.00

     17.  Jerry Ivy.  Personal Funds.  $228,000.00

     18.  Wilbert Kellner.  Personal Funds.  $5,216.50

     19.  Brooke Hamlin.  Gordon & Rees Pension Fund.  $5,479.00

     20.  Sandra Marrujo.  Gordon & Rees Pension Fund.  $3,304.00

     21.  Daniel McCall.  Personal Funds.  $18,104.00

     22.  Armando and Maria Jimenez.  Personal Funds.  $3,654.00

     23.  Daryush Moassessi.  Personal funds.  $11,904.00

     24.  Mary Baslamit.  Personal funds.  $2,375.00



Item 5.   Interest in Securities of the Issuer
----------------------------------------------


     1.  Irwin Bafigo.  50,000 shares.  1.348 percent of

         issuer's total outstanding common shares (believed to

         be 3,708,441 as of June 25, 1997).

     2.  Raymond Cuerra.  0.270 percent

     3.  Mildred D. Ducate.  1.618 percent

     4.  James Burney and Katherine Burney.  0.094 percent

     5.  John A. Spitler and Marguerite Spitler.  1.483 percent

     6.  Maurine S. Anderson.  Anderson Trust.  0.011 percent

     7.   Steve D. Burningham and Lisa P. Burningham.  28,500
          shares.  0.769 percent

     8.   Helen E. McDonald.  0.054 percent

     9.   Katherine McDonald.  0.054 percent

     10.  Donald Lovasik.  0.054 percent

     11.  Sandra D. Garren.  0.012 percent

     12.  Richard M. Garren.  0.004 percent

     13.  Jacob E. Bluth.  0.011 percent

     14.  Dr. Michael N. Cowan.  0.054 percent

     15.  John W. McCall.  0.000 percent

     16.  Margaret Moore.  15,000 shares. 0.404 percent

     17.  Jerry Ivy.  38,000 shares.  1.025 percent

     18.  Wilbert Kellner.  3,000 shares.  0.081 percent

     19.  Brooke Hamlin.  3,000 shares.  0.081 percent

     20.  Sandra Marrjuo.  1,800 shares.  0.049 percent

     21.  Daniel McCall.  10,000 shares.  0.270 percent

     22.  Armando and Maria Jimenez.  2,000 shares.  0.054

          percent

     23.  Daryush Mcassessi.  6,500 shares.  0.175 percent

     24.  Mary Bazlamit.  1,300 shares.  0.035 percent





     b.  John W. McCall holds a proxy to vote the shares of John A.

Spitler and Marguerite Spitler.  Otherwise, each person named in item

5(a) in the original Schedule 13D and in this Amendment, has sole power to vote and to dispose of the shares.  However, John W. McCall has advised and will continue to advise them with respect to these matters.

     c.  Jerry Ivy acquired all of his shares on or about October 1,

1996, at a price of $6.00 per share.  Steve D. Burningham and Lisa

P. Burningham acquire an additional 10,400 shares (in addition to the shares reported in the original Schedule 13D) on June 19,

1997, at a price of approximately $1.82 per share.  The shares owned by Moore, Kellner, Hamlin, Marrujo, Daniel McCall, Jimenez,

Moassessi, and Bazlamit were acquired June 19, and/or June 20,

1997, at prices ranging from $1.74 to $1.84 per share.  All

transactions other than Mr. Ivy's purchase were effected by John

W. McCall.


Joint Statement
---------------

         The undersigned agree that this statement is filed on behalf of each of them.






SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.



                                     /S/ Sandra Marrujo
---------------------                --------------------------------
(Date)                               (Signature)

                                       Sandra Marrujo
                                     --------------------------------
                                     (Name)




SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.



June 27, 1997                          /S/ Brooke Hamlin
---------------------                --------------------------------
(Date)                               (Signature)

                                       Brooke Hamlin
                                     --------------------------------
                                     (Name)






SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.



June 30, 1997                          /S/ Jerry Ivy
---------------------                --------------------------------
(Date)                               (Signature)

                                       Jerry Ivy
                                     --------------------------------
                                     (Name)







SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.



June 28, 1997                          /S/ Mary Bazlamit
---------------------                --------------------------------
(Date)                               (Signature)

                                       Mary Bazlamit
                                     --------------------------------
                                     (Name)







SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.



June 30, 1997                          /S/ Daryush Moassessi
---------------------                --------------------------------
(Date)                               (Signature)

                                       Daryush Moassessi
                                     --------------------------------
                                     (Name)






SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.


                                       /S/ Steve Burningham
July 1, 1997                           /S/ Lisa P. Burningham
---------------------                --------------------------------
(Date)                               (Signature)

                                       Steve & Lisa Burningham
                                     --------------------------------
                                     (Name)







SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.



June 28, 1997                          /S/ Wilbert Kellner
---------------------                --------------------------------
(Date)                               (Signature)

                                       Wilbert Kellner
                                     --------------------------------
                                     (Name)










SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.



June 30, 1997                          /S/ Margaret Moore
---------------------                --------------------------------
(Date)                               (Signature)

                                       Margaret Moore
                                     --------------------------------
                                     (Name)






SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.



July 2, 1997                           /S/ Daniel R. McCall
---------------------                --------------------------------
(Date)                               (Signature)

                                       Dan McCall
                                     --------------------------------
                                     (Name)







SIGNATURE
---------


          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information concerning the

undersigned set forth in this statement is complete and correct.



July 1, 1997                           /S/ Armando Jimenez
---------------------                --------------------------------
(Date)                               (Signature)

                                       Armando Jimenez
                                     --------------------------------
                                     (Name)